

Mail Stop 3720

February 14, 2008

<u>Via U.S. Mail</u>

Mr. Steven T. Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Suite 700
Chicago, IL 60631

      RE: United States Cellular Corporation
              Form 10-K for the Year ended December 31, 2006
              File No. 001-09712
              Filed April 23, 2007

Dear Mr. Campbell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director